UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 3)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

THE DOW CHEMICAL COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

260543103

(CUSIP Number of Class of Securities)

Charles J. Kalil

General Counsel and Executive Vice President

The Dow Chemical Company

2030 Dow Center

Midland, Michigan, 48674

(989) 636-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

George A. Casey, Esq. Richard B. Alsop, Esq. Heiko Schiwek, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000	George F. Schoen, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Fling Fee
$2,585,990.356.04 (1)	$300,492.08 (2)

(1)	Estimated solely for calculating the filing fee, based on the average of the high and low prices of shares of common stock of Olin Corporation (as reported on the New York Stock Exchange on May 6, 2015) into which shares of common stock of Blue Cube Spinco Inc. being offered in exchange for shares of common stock of The Dow Chemical Company will be converted, and paid in connection with Olin Corporation’s Registration Statement on Form S-4, which was filed on May 8, 2015 (Registration No. 333- 203990) (the “Olin Form S-4”), calculated as set forth therein, relating to the transactions described in this Schedule TO.
(2)	The amount of the filing fee has been calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, in connection with the Olin Form S-4, as set forth therein.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $300,492.08	Filing Party: Olin Corporation
Form or Registration No.: Form S-4 (No. 333-203990)	Date Filed: May 8, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

This Amendment No. 3 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by The Dow Chemical Company (“TDCC”) with the Securities and Exchange Commission on September 2, 2015 (the “Schedule TO”).

This Schedule TO relates to the offer by TDCC to exchange all shares of common stock of Blue Cube Spinco Inc. (“Splitco common stock”), par value $0.001 per share, for shares of common stock of TDCC, par value $2.50 per share (“TDCC common stock”), that are validly tendered and not properly withdrawn prior to the expiration of the Exchange Offer (as defined below). Immediately following consummation of the Exchange Offer, which expired at 8:00 a.m. on October 5, 2015, Blue Cube Acquisition Corp., a Delaware corporation (“Merger Sub”), which is a wholly-owned subsidiary of Olin Corporation (“Olin”), merged (the “Merger”) with and into Blue Cube Spinco Inc. (“Splitco”), whereby the separate corporate existence of Merger Sub ceased and Splitco will continue as the surviving company and a wholly-owned subsidiary of Olin and each share of Splitco common stock converted into the right to receive 0.87482759 shares of common stock, par value $1 per share, of Olin (“Olin common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated September 2, 2015 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which are attached hereto as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Splitco has filed under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-204006) (the “Registration Statement”) to register the shares of Splitco common stock offered in exchange for shares of TDCC common stock tendered in the Exchange Offer and to be distributed in any pro rata dividend to the extent that the Exchange Offer is not fully subscribed. Olin has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-203990) to register the shares of Olin common stock into which shares of Splitco common stock will be converted in the Merger.

This Amendment No. 3 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

Item 4.	Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

Pursuant to the exchange offer, which expired on October 5, 2015 at 8:00a.m., New York City time, and based on the final count by the exchange agent, Dow accepted 34,108,738 shares of Dow common stock for exchange in the Exchange Offer. A total of 161,106,659 shares of Dow common stock were validly tendered in the exchange offer, including 341,686 shares tendered by shareholders who qualified for and elected odd-lot treatment. Shareholders who elected odd-lot treatment were not subject to proration, and their shares were fully accepted in the offer. All remaining tendered shares of Dow common stock were accepted in the exchange on a pro rata basis using a final proration factor of 21.00 percent. Shares of Dow common stock that were validly tendered but not accepted for exchange will be returned to tendering shareholders.

Dow offered 100,000,000 shares of Splitco common stock for distribution in exchange for shares of Dow common stock accepted in the offer. Following the closing of the split-off transaction, each share of Splitco common stock converted into the right to receive 0.87482759 shares of Olin common stock. As a result, Dow shareholders who tendered their shares of Dow common stock in the exchange offer will receive approximately 2.5648 shares of Olin common stock (subject to receipt of cash in lieu of fractional shares) for each share of Dow common stock accepted for exchange. Dow was able to accept the maximum of 34,108,738 shares of Dow common stock for exchange in the offer.

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(1)(xii)	Press release, dated October 9, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by TDCC on October 9, 2015).

(a)(5)(xxxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 9, 2015 (incorporated by reference to TDCC’s Form 425 filed on October 9, 2015).

(a)(5)(xxxvi)	Press release, dated October 9, 2015 (incorporated by reference to TDCC’s Form 425 filed on October 5, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE DOW CHEMICAL COMPANY

By:	/s/ Amy E. Wilson
Name:	Amy E. Wilson
Title:	Corporate Secretary and Assistant General Counsel

Dated:	October 9, 2015

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)	Prospectus, dated September 2, 2015 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Form of Letter of Transmittal for TDCC common stock (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iii)	Form of Exchange and Transmittal Information Booklet (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(vi)	Form of Notice of Guaranteed Delivery for Shares of TDCC Common Stock (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal for Shares of TDCC Common Stock (incorporated by reference to Exhibit 99.8 to the Registration Statement).

(a)(1)(viii)	Form of Letter to The Dow Chemical Company Employees’ Savings Plan Participants (incorporated by reference to Exhibit 99.9 to the Registration Statement).

(a)(1)(ix)	Press release, dated September 30, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by TDCC on September 30, 2015).

(a)(1)(x)	Press release, dated October 5, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by TDCC on October 5, 2015).

(a)(1)(xi)	Press release, dated October 5, 2015 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by TDCC on October 5, 2015).

(a)(1)(xii)	Press release, dated October 9, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by TDCC on October 9, 2015).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Prospectus, dated September 2, 2015 (incorporated by reference to the Registration Statement).

(a)(5)(i)	Press Release, dated September 2, 2015 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by TDCC with the Securities and Exchange Commission on September 2, 2015).

(a)(5)(ii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 2, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 2, 2015).

(a)(5)(iii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 3, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 3, 2015).

(a)(5)(iv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 4, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 4, 2015).

(a)(5)(v)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 8, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 8, 2015).

(a)(5)(vi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 9, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 9, 2015).

(a)(5)(vii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 10, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 10, 2015).

(a)(5)(viii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 11, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 11, 2015).

(a)(5)(ix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 14, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 14, 2015).

(a)(5)(x)	Information related to upcoming industry conference, dated September 15, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 17, 2015).

(a)(5)(xi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 15, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 15, 2015).

(a)(5)(xii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 16, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 16, 2015).

(a)(5)(xiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 17, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 17, 2015).

(a)(5)(xiv)	Slides presented at an industry conference, dated September 17, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 17, 2015).

(a)(5)(xv)	Excerpt from remarks made at the Credit Suisse 2015 Basic Materials Conference, held on September 17, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 17, 2015).

(a)(5)(xvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 18, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 18, 2015).

(a)(5)(xvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 21, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 21, 2015).

(a)(5)(xviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 22, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 22, 2015).

(a)(5)(xix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 23, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 23, 2015).

(a)(5)(xx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 24, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 24, 2015).

(a)(5)(xxi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 25, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 25, 2015).

(a)(5)(xxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 28, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 28, 2015).

(a)(5)(xxiii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 28, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 28, 2015).

(a)(5)(xxiv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 28, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 28, 2015).

(a)(5)(xxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 29, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 29, 2015).

(a)(5)(xxvi)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 29, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 29, 2015).

(a)(5)(xxvii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 29, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 29, 2015).

(a)(5)(xxviii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 30, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 30, 2015).

(a)(5)(xxix)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 30, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 30, 2015).

(a)(5)(xxx)	Text of the website that is being maintained in connection with the Exchange Offer, updated on September 30, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 30, 2015).

(a)(5)(xxxi)	Press release, dated September 30, 2015 (incorporated by reference to TDCC’s Form 425 filed on September 30, 2015).

(a)(5)(xxxii)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 5, 2015 (incorporated by reference to TDCC’s Form 425 filed on October 5, 2015).

(a)(5)(xxxiii)	Press release, dated October 5, 2015 (incorporated by reference to TDCC’s Form 425 filed on October 5, 2015).

(a)(5)(xxxiv)	Press release, dated October 5, 2015 (incorporated by reference to TDCC’s Form 425 filed on October 5, 2015).

(a)(5)(xxxv)	Text of the website that is being maintained in connection with the Exchange Offer, updated on October 9, 2015 (incorporated by reference to TDCC’s Form 425 filed on October 9, 2015).

(a)(5)(xxxvi)	Press release, dated October 9, 2015 (incorporated by reference to TDCC’s Form 425 filed on October 9, 2015).

(b)	None.

(d)(i)	Merger Agreement, dated as of March 26, 2015, among The Dow Chemical Company, Blue Cube Spinco Inc., Olin Corporation and Blue Cube Acquisition Corp. (incorporated by reference to Exhibit 2.1 of The Dow Chemical Company’s Current Report on Form 8-K filed on March 27, 2015).

(d)(ii)	Separation Agreement, dated as of March 26, 2015, between The Dow Chemical Company and Blue Cube Spinco Inc. (incorporated by reference to Exhibit 2.2 of The Dow Chemical Company’s Current Report on Form 8-K filed on March 27, 2015).

(d)(iii)	Employee Matters Agreement, dated as of March 26, 2015, among The Dow Chemical Company, Blue Cube Spinco Inc. and Olin Corporation (incorporated by reference to Exhibit 99.1 to Blue Cube Spinco Inc.’s Form S-4 and Form S-1 filed on May 8, 2015).

(d)(iv)	Tax Matters Agreement, dated as of March 26, 2015, among The Dow Chemical Company, Blue Cube Spinco Inc. and Olin Corporation (incorporated by reference to Exhibit 99.2 to Blue Cube Spinco Inc.’s Form S-4 and Form S-1 filed on May 8, 2015).

(g)	None.

(h)	Opinion of Shearman & Sterling LLP as to certain tax matters (incorporated by reference to Exhibit 8.1 to the Registration Statement).